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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3
                                       to
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                       and

                                 AMENDMENT NO. 3
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                              @ ENTERTAINMENT, INC.
                            (Name of Subject Company)


                              UNITEDGLOBALCOM, INC.
                      UNITED PAN-EUROPE COMMUNICATIONS N.V.
                             BISON ACQUISITION CORP.

                                    (Bidders)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)


                                    045920105
                      (CUSIP Number of Class of Securities)


                            Anton H.E. van Voskuijlen
                      United Pan-Europe Communications N.V.
                             Fred. Roeskestraat 123
                                 P.O. Box 74763
                       1070 BT Amsterdam, The Netherlands
                                 (31) 20-7789840

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   Copies to:

  William F. Wynne, Jr., Esq.                       Michelle L. Keist, Esq.
        White & Case LLP                              UnitedGlobalCom, Inc.
   1155 Avenue of the Americas                       4643 South Ulster Street
    New York, New York 10036                              Suite 1300
         (212) 819-8200                              Denver, Colorado 80237
                                                         (303) 770-4001

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
                             SCHEDULE 14D-1 AND 13D

CUSIP No.   045920105



-------- -----------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         UnitedGlobalCom, Inc. (formerly United International Holdings, Inc.)
-------- -----------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                    (a)    |_|
                    (b)    |X|
-------- -----------------------------------------------------------------------
3.       SEC USE ONLY
-------- -----------------------------------------------------------------------
4.       SOURCE OF FUNDS
                OO
-------- -----------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) | |
-------- -----------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
-------- -----------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON*
                0*
-------- -----------------------------------------------------------------------
8.       CHECK IF THE AGGREGATE AMOUNT IN ROW(7)
         EXCLUDES CERTAIN SHARES | |
-------- -----------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                0.0%*
-------- -----------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON
                CO
-------- -----------------------------------------------------------------------


* UnitedGlobalCom, Inc. (formerly United International Holdings, Inc.) is a 62% stockholder of United Pan-Europe Communications N.V. United Pan-Europe Communications N.V. ("Parent") and Bison Acquisition Corp. (the "Purchaser") have entered into Stockholder Agreements, dated as of June 2, 1999 (the "Common Stockholder Agreements"), with certain relatives of David
     T. Chase, the Chairman of the Board of Directors of the Company and certain of their respective affiliates (the "Chase Group"), Samuel Chisolm, David Chance, Robert E. Fowler III, certain affiliates of Advent International Group and Morgan Grenfell Capital Development Syndications Limited ("Morgan Grenfell") (the "Stockholders") who are the record and beneficial owners of 16,175,431 shares of the common stock, par value $.01 per share (the "Common Stock") of @ Entertainment, Inc. (the "Company"), warrants exercisable for 5,500,000 shares of Common Stock and options to purchase 2,286,000 shares of Common Stock (together with all additional shares of Common Stock, warrants exercisable for Common Stock and options to purchase Common Stock, the "Option Securities") (representing approximately 48.4% of the outstanding shares of Common Stock and approximately 51.5% of the shares of Common Stock on a fully diluted basis) pursuant to which such Stockholders have agreed to (i) irrevocably tender pursuant to the Offer (and not withdraw) all shares of Common Stock held by such Stockholders,
     (ii) grant to the Purchaser an option to purchase all of the Option Securities held by such Stockholder and (iii) with respect to certain questions put to the stockholders of the Company for a vote, to vote such Stockholder's shares of Common Stock in accordance with the terms and conditions of the Common Stockholder Agreement to which such Stockholder is a party. Pursuant to the Common Stockholder Agreements, the Purchaser has agreed to purchase the Option Securities (other than shares of Common Stock) held by the Stockholders after the consummation of the Offer. Parent and the Purchaser have entered into Stockholder Agreements, dated as of June 2, 1999 (the "Preferred Stockholder Agreements" and, collectively with the Common Stockholders Agreements, the "Stockholder Agreements"), with certain members of the Chase Group and Morgan Grenfell (the "Preferred Stockholders") who are the holders of all of the outstanding Series A 12% Cumulative Preference Shares of the Company and all of the outstanding Series B 12% Cumulative Preference Shares of the Company ( the "Preference Shares") pursuant to which the Preferred Stockholders have agreed (i) to grant to the Purchaser an option to purchase all of the Preference Shares held by such Preferred Stockholders and (ii) with respect to certain questions put to the stockholders of the Company for a vote, to vote such Preferred Stockholder's Preference Shares in accordance with the terms and conditions of the Preferred Stockholder Agreement to which such Preferred Stockholder is a party. Pursuant to the Preferred Stockholder Agreements, the Purchaser has agreed to purchase the Preference Shares held by the Preferred Stockholders after the consummation of the Offer.

          This  Amendment No. 3 amends and  supplements  the Schedule  14D-1 and
Schedule 13D filed on June 8, 1999, as amended, relating to the offer by Bison Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of United Pan-Europe Communications N.V., a public company with limited liability incorporated under the laws of The Netherlands ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of @ Entertainment, Inc., a Delaware corporation (the "Company"), at a price of $19.00 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 8, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 4 is hereby amended and supplemented as follows:

          The Offer Price and the Merger Consideration will be funded out of a portion of the proceeds of a private placement of debt securities by Parent (the "Offering"). On July 27, 1999, Parent entered into a Purchase Agreement with Donaldson, Lufkin & Jenrette International and Goldman Sachs International (as representatives of several purchasers (the "Purchasers") named in the Purchase Agreement) pursuant to which the Purchasers, subject to the conditions set forth in the Purchase Agreement, agreed to purchase (x) E300 million aggregate principal amount of 10 7/8% senior notes due 2009 (the "Senior EuroNotes"); (y) $800 million in aggregate principal amount of 10 7/8% senior notes due 2009 (the "Senior Dollar Notes" and, together with the Senior EuroNotes, the "Senior Notes"); and (z) $735 million in aggregate principal amount at maturity of 12 1/2% senior discount notes due 2009 (the "Senior Discount Notes and, together with the Senior Notes, the "Notes").

          The Notes will mature ten years from their date of issuance and the issue prices will be 100%, plus accrued interest, if any, from July 30, 1999 in the case of the Senior Euro Notes, 100%, plus accrued interest, if any, from July 30, 1999 in the case of the Senior Dollar Notes, and $545.21 per $1,000 principal amount of maturity in the case of the Senior Discount Notes. The Senior Discount Notes will accrete at a rate of 12 1/2% per annum, compounded semi-annually, to an aggregate principal amount of $735 million at August 1, 2004. The Notes will bear interest at an annual rate of 10 7/8% for the Senior Euro Notes and 10 7/8% for the Senior Dollar Notes payable semi-annually in cash in arrears on February 1 and August 1 of each year, commencing February 1, 2000. The Senior Discount Notes will accrue interest at the rate of 12 1/2% per annum, commencing August 1, 2004. Interest on the Senior Discount Notes will be payable semi-annually in cash in arrears on February 1 and August 1 of each year, commencing February 1, 2005. The purchase of the Notes by the Purchasers is expected to close on July 30, 1999 and is subject to customary conditions for private placements of notes of the type being sold including (i) the accuracy of certain representations and warranties of Parent, (ii) the performance by Parent of certain obligations and (iii) the delivery of opinions by Parent's accountants and legal advisors.

          Approximately $925 million of the net proceeds to Parent from the sale of the Notes will be used to pay the Offer Price and the Merger Consideration and to pay related fees and expenses.

          The documentation covering the Notes will contain certain covenants that, among other things, place certain limitations on Parent's ability, and the ability of Parent's subsidiaries, to (i) borrow money, (ii) issue capital stock,
(iii) pay dividends on stock or repurchase stock, (iv) make investments, (v) create certain liens, (vi) engage in certain transactions with affiliates, and
(vii) sell certain assets or merge with or into other companies.

          At the close of trading in New York on Tuesday, July 27, 1999, 30,117,425 shares of common stock of @ Entertainment had been validly tendered in connection with the offer comprising approximately 88.76% (or approximately 64.71% on a fully diluted basis) of the common stock of @ Entertainment.

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

          The following is hereby added as an exhibit:

          Exhibit (a)(10) Press Release dated July 29, 1999.

          Exhibit (c)(5)  Purchase Agreement, dated as of July 27, 1998, between
                          Parent and the Purchasers named therein.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 29, 1999           UNITED PAN-EUROPE COMMUNICATIONS N.V.


                                By:   /s/ Mark L. Schneider
                                   ---------------------------------------------
                                   Name:   Mark L. Schneider
                                   Title:  Chairman of the Management Board
                                              and Chief Executive Officer


Dated:  July 29, 1999           BISON ACQUISITION CORP.


                                By:   /s/ Anton H.E. van Voskuijlen
                                   ---------------------------------------------
                                   Name:   Anton H.E. van Voskuijlen
                                   Title: Vice President


Dated:  July 29, 1999           UNITEDGLOBALCOM, INC., (FORMERLY UNITED
                                  INTERNATIONAL HOLDINGS, INC.)


                                By:   /s/ Ellen P. Spangler
                                   ---------------------------------------------
                                   Name:   Ellen P. Spangler
                                   Title:  Senior Vice President